UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDIA & ENTERTAINMENT HOLDINGS, INC.

(Name of Issuer) Common Stock, par value $0.0001 per share

(Title of Class of Securities) 58439W108

(CUSIP Number)
March 9, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

__________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 58439W108	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS The Hearst Corporation

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,286,500 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,286,500 (1)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,500(1)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (2)

12.		TYPE OF REPORTING PERSON CO

(1)           This amount includes 962,500 shares of Common Stock which are included in 962,500 units acquired by the Reporting Person. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the earlier of 1) the Issuer’s completion of a business combination or 2) March 9, 2008.

(2)           The percentage is calculated based on 15,120,000 shares of common stock outstanding as of June 25, 2007 as reported in the Issuer’s Annual Report on Form 10-K  for the year ended March 31, 2007.

CUSIP No. 58439W108	13G	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS The Hearst Family Trust

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,286,500 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,286,500 (1)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,500(1)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (2)

12.		TYPE OF REPORTING PERSON OO (Testamentary Trust)

(1)           This amount includes 962,500 shares of Common Stock which are included in 962,500 units acquired by the Reporting Person. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the earlier of 1) the Issuer’s completion of a business combination or 2) March 9, 2008.

(2)           The percentage is calculated based on 15,120,000 shares of common stock outstanding as of June 25, 2007 as reported in the Issuer’s Annual  Report on Form 10-K for the year ended March 31, 2007.

Page 4 of 7 Pages

Item 1(a). Name of Issuer:

Media & Entertainment Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

230 Park Avenue

Suite 1000

New York, NY  10169

Item 2(a). Names of Persons Filing:

The Hearst Corporation (“Hearst”) and The Hearst Family Trust (“Trust”)

Item 2(b). Addresses of Principal Business Office or, if None, Residence:

The address of the principal business office of Hearst is 300 West 57th Street, New York, New York 10019. The address of the principal place of business of the Trust is 888 Seventh Avenue, New York, New York 10106.

Item 2(c). Citizenship:

Hearst is a corporation formed under the laws of the State of Delaware.

Trust is a testamentary trust formed under the laws of the State of California.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

58439W108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑

Page 5 of 7 Pages

Item 4. Ownership.

(a) Amount beneficially owned:

Hearst is the beneficial owner of 1,286,500 shares of Common Stock. Of these shares, 962,500 shares are included in 962,500 units issued by the Issuer as part of its initial public offering on March 9, 2007. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the earlier of (1) the Issuer’s completion of a business combination or (2) March 9, 2008.

Trust, as the owner of all of Hearst’s issued and outstanding common stock, may be deemed to have the power to direct the voting and disposition of the Common Stock owned by Hearst.

(b) Percent of class: 8.5% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,286,500 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,286,500 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                July 2, 2007

(Date)

THE HEARST CORPORATION

         /s/ James M. Asher

Name:  James M. Asher

Title:    Senior Vice President

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              July 2, 2007

(Date)

THE HEARST FAMILY TRUST

       /s/  Frank A. Bennack, Jr.

Name:  Frank A. Bennack, Jr.

Title:    Trustee

EXHIBIT

JOINT FILING AGREEMENT

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by us will be, filed on behalf of each of us.

THE HEARST CORPORATION

By:        /s/  James M. Asher

Name:  James M. Asher

Title:    Senior Vice President

THE HEARST FAMILY TRUST

By:        /s/  Frank A. Bennack

Name:  Frank A. Bennack

Title:    Trustee